Exhibit (a)(1)(D)

Letter to Brokers and Dealers with respect to the Offer to Purchase for Cash

All Outstanding Shares of Series A Common Stock

of

Warner Bros. Discovery, Inc.

at

$30.00 Net Per Share

by

Prince Sub Inc.,

a wholly-owned subsidiary

of

Paramount Skydance Corporation

December 8, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged to act as information agent (the “Information Agent”) in connection with the offer of Prince Sub Inc., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of Paramount Skydance Corporation, a Delaware corporation (“Paramount”), to purchase all of the outstanding shares of Series A Common Stock, par value $0.01 per share (the “Shares”), of Warner Bros. Discovery, Inc., a Delaware corporation (“Warner Bros.”), at $30.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).

Consummation of the Offer is conditioned upon, among other things, the following conditions: (i) Warner Bros. shall have entered into a definitive merger agreement with Paramount and the Purchaser substantially in the form of the merger agreement submitted by Paramount to Warner Bros. on December 4, 2025 and attached to the Offer to Purchase as part of Annex A (the “Paramount/Warner Bros. Merger Agreement”), other than changes required to reflect completion of the Offer followed by a second-step merger under Section 251(h) of the Delaware General Corporation Law (the “DGCL”) and any other changes mutually agreed between Warner Bros. and Paramount; (ii) the Warner Bros. Separation (as defined in the Offer to Purchase) shall not have been consummated; (iii) Warner Bros. stockholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes a majority of the then-outstanding Shares on a fully diluted basis; (iv) the restrictions on business combinations under Section 203 of the DGCL shall be inapplicable to the second-step merger following the Offer; (v) the waiting period applicable to the Offer and the second-step merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, and any commitments not to close the Offer or the second-step merger before a certain date under a timing agreement entered into by Paramount or the Purchaser with any governmental entity shall have expired or been terminated and any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority shall have expired or been obtained; (vi) no governmental entity shall after the date of the Offer to Purchase have enacted, issued or promulgated any law or order that is in effect and that restrains, enjoins or otherwise prohibits consummation of the Offer or the second-step merger; (vii) there shall not have occurred any effect, event, development, change, state of facts, condition, circumstance or occurrence, that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined in the Offer to Purchase); (viii) no approval, clearance, consent, registration, permit, authorization or other confirmation required under applicable law or by any governmental body, agency or authority in connection with the consummation of the Offer and the second-step merger shall have imposed any remedy that, individually or in the aggregate with all other remedies imposed, to be taken or agreed to, would reasonably be expected to have a material adverse effect on the combined company following consummation of the Offer and the second-step merger; and (ix) the Agreement and Plan of Merger, dated December 4, 2025 (as amended from time to time, the “Netflix Merger Agreement”), among Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly owned subsidiary of Netflix, Warner Bros. and New Topco 25, Inc., a Delaware corporation and wholly owned subsidiary of Warner Bros., shall have been validly terminated in accordance with its terms and Warner Bros. stockholders shall not have adopted the Netflix Merger Agreement and shall not have approved the transactions contemplated thereby. Other conditions to the Offer are described in the Offer to Purchase under the heading “The Offer — Section 14 — Conditions of the Offer.” Provided that all conditions to the Offer are satisfied or waived (if such condition is permitted to be waived pursuant to applicable law), the Purchaser will purchase all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated December 8, 2025;

2.	Letter of Transmittal, for your use and for the information of your clients;

3.

Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration of the Offer;

4.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5.	IRS Form W-9; and

6.	Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUIRED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 8, 2026, UNLESS THE OFFER IS EXTENDED.

The Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

In order to accept the Offer, a duly executed and properly completed Letter of Transmittal and any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry delivery of Shares, and any other required documents, must be sent to the Depositary by 5:00 P.M., New York City time, on January 8, 2026.

Any inquiries you may have with respect to the Offer should be addressed to the undersigned, and additional copies of the enclosed materials may be obtained from the Information Agent at the address or telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Okapi Partners LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF THE PURCHASER, PARAMOUNT, THE INFORMATION AGENT, THE DEALER MANAGERS, OR THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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